EXHIBIT 99.1

LENDER PROCESSING SERVICES, INC. AND SUBSIDIARIES
CONSOLIDATED FINANCIAL STATEMENTS
January 1, 2014 and December 31, 2013
(with Report of Independent Registered Public Accounting Firm)

LENDER PROCESSING SERVICES, INC.

Report of Independent Registered Public Accounting Firm
The Board of Managers and Members
Black Knight Financial Services, LLC:

We have audited the accompanying consolidated balance sheets of Lender Processing Services, Inc. and subsidiaries (the Company) as of January 1, 2014 and December 31, 2013, and the related consolidated statements of earnings (loss), comprehensive earnings (loss), stockholders' equity, and cash flows for the day ended January 1, 2014 and for the year ended December 31, 2013. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Lender Processing Services, Inc. and subsidiaries as of January 1, 2014 and December 31, 2013, and the results of their operations and their cash flows for the day ended January 1, 2014 and for the year ended December 31, 2013, in conformity with U.S. generally accepted accounting principles.
As discussed in note 2 to the consolidated financial statements, the Company merged with and into Lion Merger Sub, Inc., and became a wholly-owned subsidiary of Fidelity National Financial, Inc., on January 2, 2014.
/s/ KPMG LLP
March 27, 2015
Jacksonville, Florida
Certified Public Accountants

LENDER PROCESSING SERVICES, INC.
AND SUBSIDIARIES
Consolidated Balance Sheets
(in millions)

	January 1,	December 31,
	2014	2013
ASSETS
Current assets:
Cash and cash equivalents	$278.4	$329.6
Trade receivables, net	204.8	204.8
Other receivables	7.6	7.6
Income tax receivable	34.9	23.8
Prepaid expenses and other current assets	35.0	35.0
Deferred income taxes, net	102.1	102.1
Total current assets	662.8	702.9

Property and equipment, net	119.8	119.8
Computer software, net	252.2	252.2
Other intangible assets, net	17.8	17.8
Goodwill	1,109.3	1,109.3
Other non-current assets (inclusive of investments carried at fair value) - note 4	284.7	284.7
Total assets	$2,446.6	$2,486.7
LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Current portion of long-term debt	$60.2	$60.2
Trade accounts payable	46.5	46.5
Accrued salaries and benefits	89.6	89.6
Legal and regulatory accrual	99.3	99.3
Other accrued liabilities	130.7	131.8
Deferred revenues	54.7	54.7
Total current liabilities	481.0	482.1

Deferred revenues	34.7	34.7
Deferred income taxes, net	226.1	226.1
Long-term debt, net of current portion	1,007.9	1,007.9
Other non-current liabilities	32.9	32.9
Total liabilities	1,782.6	1,783.7
Commitments and contingencies (note 13)
Stockholders’ equity:
Preferred stock $0.0001 par value; 50 million shares authorized, none issued as of January 1, 2014 and December 31, 2013	—	—
Common stock $0.0001 par value; 500 million shares authorized, 97.4 million shares issued as of January 1, 2014 and December 31, 2013	—	—
Additional paid-in capital	229.4	229.4
Retained earnings	723.0	762.0
Accumulated other comprehensive loss	(2.8)	(2.8)
Treasury stock at cost; 9.5 million shares as of January 1, 2014 and December 31, 2013	(285.6)	(285.6)
Total stockholders’ equity	664.0	703.0
Total liabilities and stockholders’ equity	$2,446.6	$2,486.7
See accompanying notes to consolidated financial statements.

LENDER PROCESSING SERVICES, INC.
AND SUBSIDIARIES
Consolidated Statements of Earnings (Loss)
(In millions, except per share amounts)

	Day Ended January 1,	Year Ended December 31,
	2014	2013
Revenues	$—	$1,723.5
Expenses:
Operating expenses	—	1,285.1
Depreciation and amortization	—	105.4
Legal and regulatory charges	—	74.4
Exit costs, impairments and other charges	50.1	49.4
Total expenses	50.1	1,514.3
Operating (loss) income	(50.1)	209.2
Other income (expense):
Interest income	—	2.3
Interest expense	—	(52.4)
Other income, net	—	0.1
Total other income (expense)	—	(50.0)
(Loss) earnings from continuing operations before income taxes	(50.1)	159.2
Provision for income tax (benefit) expense	(11.1)	54.1
Net (loss) earnings from continuing operations	(39.0)	105.1
Loss from discontinued operations, net of tax	—	(2.4)
Net (loss) earnings	$(39.0)	$102.7

Net (loss) earnings per share — basic from continuing operations	$(0.44)	$1.23
Net loss per share — basic from discontinued operations	—	(0.03)
Net (loss) earnings per share — basic	$(0.44)	$1.20
Weighted average shares outstanding — basic	87.9	85.4

Net (loss) earnings per share — diluted from continuing operations	$(0.44)	$1.22
Net loss per share — diluted from discontinued operations	—	(0.03)
Net (loss) earnings per share — diluted	$(0.44)	$1.19
Weighted average shares outstanding — diluted	88.4	85.9
See accompanying notes to consolidated financial statements.

LENDER PROCESSING SERVICES, INC.
AND SUBSIDIARIES
Consolidated Statements of Comprehensive Earnings (Loss)
(in millions)

	Day Ended January 1,	Year Ended December 31,
	2014	2013
Net (loss) earnings	$(39.0)	$102.7
Other comprehensive earnings (loss):
Unrealized gain (loss) on investments, net of tax (1):
Unrealized holding gains (losses)	—	(2.3)
Total unrealized gain (loss) on investments, net of tax (1)	—	(2.3)

Unrealized gain (loss) on interest rate swaps, net of tax (2):
Unrealized holding gains (losses)	—	0.1
Reclassification adjustments for losses included in net earnings	—	2.6
Total unrealized gain (loss) on interest rate swaps, net of tax (2)	—	2.7
Currency translation adjustment	—	(0.1)
Other comprehensive earnings (loss)	—	0.3
Comprehensive (loss) earnings	$(39.0)	$103.0
_______________________________________

(1)	Net of income tax benefit of $1.4 million for the year ended December 31, 2013.

(2)	Net of income tax expense of $1.6 million for the year ended December 31, 2013.

See accompanying notes to consolidated financial statements.

LENDER PROCESSING SERVICES, INC.
AND SUBSIDIARIES
Consolidated Statements of Stockholders’ Equity
(In millions)

	Common Shares	Common Stock	Additional Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive Loss	Treasury Shares	Treasury Stock	Total Stockholders' Equity
Balances, December 31, 2012	$97.4	$—	$250.0	$694.1	$(3.1)	$(12.5)	$(398.2)	$542.8
Net earnings	—	—	—	102.7	—	—	—	102.7
Cash dividends declared (1) (2)	—	—	—	(34.8)	—	—	—	(34.8)
Exercise of stock options and restricted stock vesting	—	—	(48.2)	—	—	3.0	112.6	64.4
Stock-based compensation	—	—	27.6	—	—	—	—	27.6
Unrealized loss on investments, net	—	—	—	—	(2.3)	—	—	(2.3)
Unrealized gain on interest rate swaps, net	—	—	—	—	2.7	—	—	2.7
Currency translation adjustment	—	—	—	—	(0.1)	—	—	(0.1)
Balances, December 31, 2013	97.4	—	229.4	762.0	(2.8)	(9.5)	(285.6)	703.0
Net loss	—	—	—	(39.0)	—	—	—	(39.0)
Balances, January 1, 2014	97.4	$—	$229.4	$723.0	$(2.8)	(9.5)	$(285.6)	$664.0
________________________________________
(1)Dividends were paid at $0.10 per common share per quarter.
(2)Dividends declared includes dividends accrued on restricted stock that are not paid until a vesting occurs. See note 14.

See accompanying notes to consolidated financial statements.

LENDER PROCESSING SERVICES, INC.
AND SUBSIDIARIES
Consolidated Statements of Cash Flows
(In millions)

	Day Ended January 1,	Year Ended December 31,
	2014	2013
Cash flows from operating activities:
Net earnings	$(39.0)	$102.7
Adjustments to reconcile net earnings to net cash provided by operating activities:
Depreciation and amortization	—	105.4
Amortization of debt issuance costs	—	4.2
Asset impairment charges	—	29.4
Deferred income taxes, net	—	76.8
Stock-based compensation cost	—	27.6
Income tax effect of equity compensation	—	(4.3)
Changes in assets and liabilities, net of effects of acquisitions and divestitures:
Trade receivables	—	69.8
Other receivables	—	(3.8)
Income tax receivable	(11.1)	(23.8)
Prepaid expenses and other assets	—	(17.1)
Deferred revenues	—	5.5
Accounts payable, accrued liabilities and other liabilities	(1.1)	(171.4)
Net cash (used in) provided by operating activities	(51.2)	201.0

Cash flows from investing activities:
Additions to property and equipment	—	(27.0)
Additions to capitalized software	—	(86.8)
Purchases of investments	—	(13.1)
Proceeds from sale of investments	—	5.9
Acquisition of title plants and property records data	—	(19.8)
Net cash used in investing activities	—	(140.8)

Cash flows from financing activities:
Exercise of stock options and restricted stock vesting	—	64.4
Income tax effect of equity compensation	—	4.3
Dividends paid	—	(34.5)
Payment of contingent consideration related to acquisitions	—	(1.0)
Net cash provided by (used in) financing activities	—	33.2
Net (decrease) increase in cash and cash equivalents	(51.2)	93.4
Cash and cash equivalents, beginning of period	329.6	236.2
Cash and cash equivalents, end of period	$278.4	$329.6

Supplemental disclosures of cash flow information:
Cash paid for interest	$—	$51.7
Cash paid for taxes	$—	$4.9

See accompanying notes to consolidated financial statements.

LENDER PROCESSING SERVICES, INC.
AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Except as otherwise indicated or unless the context otherwise requires, all references to “LPS,” or “we,” are to Lender Processing Services, Inc., a Delaware corporation that was incorporated in December 2007 as a wholly-owned subsidiary of Fidelity National Information Services, Inc. (“FIS”), a Georgia corporation, and its subsidiaries. FIS owned all of our shares until they were distributed to the shareholders of FIS in a tax-free spin-off on July 2, 2008. On January 2, 2014, we were merged with and into a subsidiary of Fidelity National Financial, Inc. (“FNF”), with LPS surviving as a subsidiary of FNF.

(1)	Description of Business
Reporting Segments
We provided integrated technology, data and services to the mortgage lending industry. We conducted our operations through two reporting segments, Technology, Data and Analytics and Transaction Services.
The Technology, Data and Analytics ("TD&A") segment principally included:

•	mortgage processing services conducted using our mortgage servicing platform ("MSP") and our team of experienced support personnel;

•	the Desktop application, a workflow system that assists customers in managing business processes, which is primarily used in connection with mortgage loan default management;

•
other software and related service offerings, including our mortgage origination software and our collaborative electronic vendor network, which provides connectivity among mortgage industry participants; and

•
data and analytics businesses, the most significant of which are our alternative property valuations business, which provides a range of valuations other than traditional appraisals, and our aggregated property, loan and tax data services.

The Transaction Services segment offered a range of services used mainly in the production of a mortgage loan, which were referred to as origination services, and in the management of mortgage loans that go into default, which were referred to as default services.
Origination services included:

•	settlement and title agency services, including acting as an agent for title insurers or as an underwriter, and closing services, which includes assisting in the closing of real estate transactions;

•	appraisal services, which consist of traditional property appraisals provided through our appraisal management company; and

•	flood zone determination services, which assisted lenders in determining whether a property is in a federally designated flood zone.
Default services included, among others:

•	property inspection and preservation services designed to preserve the value of properties securing defaulted loans; and

•	foreclosure administrative services, including administrative services and support provided to independent attorneys and trustees, mandatory title searches, posting and publishing, and other services.

In addition to our two reporting segments, our corporate segment primarily consisted of general and administrative expenses that were not included in the other segments and legal and regulatory charges.

(2)	Acquisition by FNF

On January 2, 2014, FNF completed the acquisition of LPS pursuant to the Agreement and Plan of Merger (the “Merger Agreement”), dated as of May 28, 2013, among FNF, Lion Merger Sub, Inc., a Delaware corporation and a subsidiary of FNF (“Merger Sub”), and LPS. Pursuant to the Merger Agreement, Merger Sub merged with and into LPS (the “Merger”), with LPS surviving as a subsidiary of FNF, and each outstanding share of common stock, par value $0.0001 per share, of LPS (the “LPS Common Stock”) (other than shares owned by LPS, its subsidiaries, FNF or Merger Sub and shares in respect of which appraisal rights had been properly exercised and perfected under Delaware law) was automatically converted into the right to receive (i) $28.102 in cash and (ii) 0.28742 of a share of Class A common stock, par value $0.0001 per share, of FNF (“FNF Common Stock”) (the “Merger Consideration”). The Merger was effective on January 2, 2014. In connection with the Merger, FNF issued approximately 25.9 million shares of FNF Common Stock and paid approximately $2.5 billion in cash to former stockholders and equity award holders of LPS. Upon the closing of the Merger, the shares of LPS Common Stock, which previously traded under the ticker symbol “LPS” on the New York Stock Exchange (the “NYSE”), ceased trading on, and were delisted from, the NYSE.

The consolidated balance sheet as of January 1, 2014, and the consolidated statement of loss for the day ended January 1, 2014, reflect transaction costs associated with the Merger that were paid by the Company on January 2, 2014. Other results of operations for the day ended January 1, 2014 are insignificant and were therefore not included in these financial statements.

(3)	Significant Accounting Policies
The following describes our significant accounting policies that have been followed in preparing the accompanying consolidated financial statements.

(a)	Principles of Consolidation and Basis of Presentation
The accompanying consolidated financial statements were prepared in accordance with U.S. generally accepted accounting principles (“GAAP”) and all adjustments considered necessary for a fair presentation have been included. All significant intercompany accounts and transactions have been eliminated.
Certain amounts have been reclassified to conform to current year presentation.

(b)	Fair Value
Fair Value of Financial Assets and Liabilities
The fair values of financial assets and liabilities were determined using the following fair value hierarchy:

•	Level 1 Inputs to the valuation methodology were unadjusted quoted prices for identical assets or liabilities in active markets that we have the ability to access.

•	Level 2 Inputs to the valuation methodology included:

•	quoted prices for similar assets or liabilities in active markets;

•	quoted prices for identical or similar assets or liabilities in inactive markets;

•	inputs other than quoted prices that were observable for the asset or liability; and

•	inputs that were derived principally from or corroborated by observable market data by correlation or other means.

•	Level 3 Inputs to the valuation methodology were unobservable and significant to the fair value measurement.
Assets were classified in their entirety based on the lowest level of input that was significant to the fair value measurement. We believe our valuation methods were appropriate and consistent with other market participants. The use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.
The following tables set forth by level within the fair value hierarchy our assets and liabilities measured at fair value on a recurring basis. The fair values of other financial instruments, which primarily included short-term financial assets and liabilities and long-term debt, were estimated as of year-end and disclosed elsewhere in these notes.

As of January 1, 2014 (in millions):

			Fair Value
	Classification	Carrying Value	Level 1	Level 2	Level 3	Total
Investments (note 4)	Asset	$77.0	$4.6	$72.4	$—	$77.0
Interest rate swaps (note 12)	Liability	$4.3	$—	$4.3	$—	$4.3

As of December 31, 2013 (in millions):

			Fair Value
	Classification	Carrying Value	Level 1	Level 2	Level 3	Total
Investments (note 4)	Asset	$77.0	$4.6	$72.4	$—	$77.0
Interest rate swaps (note 12)	Liability	$4.3	$—	$4.3	$—	$4.3

Our Level 1 financial instruments included U.S. government bonds, for which there were quoted prices in active markets. Our Level 2 financial instruments consisted of corporate bonds, U.S. government agency bonds, municipal bonds and derivatives, for which there were parallel markets or alternative means to estimate fair value using observable information inputs. The estimates used were subjective in nature and involved uncertainties and significant judgment in the interpretation of current market data. Therefore, the values presented are not necessarily indicative of amounts we could realize or settle currently.

Fair Value of Assets Acquired and Liabilities Assumed

The fair values of assets acquired and liabilities assumed in business combinations were estimated using various assumptions. The most significant assumptions, and those requiring the most judgment, involved the estimated fair values of intangible assets and software, with the remaining value, if any, attributable to goodwill. We utilized third-party specialists to assist with determining the fair values of intangible assets and software purchased in business combinations.

(c)	Management Estimates
The preparation of these consolidated financial statements in conformity with U.S. GAAP required management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting periods. The accounting estimates that required our most significant, difficult and subjective judgments included the recoverability of long-lived assets and goodwill, allowance for doubtful accounts, the assessment of loss contingencies and income tax reserves. Actual results that we experience could differ from our estimates.

(d)	Cash and Cash Equivalents
Highly liquid instruments purchased with original maturities of three months or less were considered cash equivalents. Cash equivalents were predominantly invested with high credit quality financial institutions and consisted of short-term investments, such as demand deposit accounts, money market accounts, money market funds and time deposits. The carrying amounts of these instruments reported in the consolidated balance sheets approximated their fair value because of their immediate or short-term maturities.

(e)	Trade Receivables, Net
The carrying amounts reported in the consolidated balance sheets for trade receivables approximated their fair value because of their immediate or short-term maturities.
A summary of trade receivables, net of an allowance for doubtful accounts, as of January 1, 2014 and December 31, 2013 is as follows (in millions):

	January 1, 2014	December 31, 2013
Trade receivables — billed	$216.6	$216.6
Trade receivables — unbilled	28.1	28.1
Total trade receivables	244.7	244.7
Allowance for doubtful accounts	(39.9)	(39.9)
Total trade receivables, net	$204.8	$204.8
The allowance for doubtful accounts represented management’s estimate of those balances that were uncollectible as of the consolidated balance sheet dates. We wrote off accounts receivable when the likelihood of collection of a trade receivable balance was considered remote.
A summary of the roll forward of allowance for doubtful accounts for the day ended January 1, 2014 and for the year ended December 31, 2013 is as follows (in millions):

	Balance at Beginning of Period	Bad Debt Expense	Write-offs, Net of Recoveries	Transfers and Acquisitions	Balance at End of Period
Year ended December 31, 2013	$(45.5)	(8.2)	13.7	0.1	$(39.9)
Day ended January 1, 2014	$(39.9)	—	—	—	$(39.9)

(f)	Deferred Contract Costs
Cost of software sales, outsourced data processing and application management arrangements, including costs incurred for bid and proposal activities, were generally expensed as incurred. However, certain costs incurred upon initiation of a contract were deferred and expensed over the contract life. These costs represented incremental external costs or certain specific internal costs that were directly related to the contract acquisition or transition activities and were primarily associated with installation of systems/processes and data conversion.
In the event indications existed that a deferred contract cost balance related to a particular contract may be impaired, undiscounted estimated cash flows of the contract were projected over its remaining term and compared to the unamortized deferred contract cost balance. If the projected cash flows were not adequate to recover the unamortized cost balance, the balance was adjusted to equal the contract’s net realizable value, including any termination fees provided for under the contract, in the period such a determination was made.
As of January 1, 2014 and December 31, 2013, we had approximately $47.9 million recorded as deferred contract costs that were classified in prepaid expenses and other current assets and other non-current assets in our consolidated balance sheets. Amortization expense for deferred contract costs was $14.0 million for the year ended December 31, 2013 and was included in depreciation and amortization in the accompanying consolidated statements of earnings (loss).

(g)	Long-Lived Assets
Long-lived assets and intangible assets with definite useful lives were reviewed for impairment whenever events or changes in circumstances indicated that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used was measured by comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeded its estimated future cash flows, an impairment charge was recognized in the amount by which the carrying amount of the asset exceeds the fair value of the asset.

(h)	Property and Equipment
Property and equipment was recorded at cost, less accumulated depreciation and amortization. Depreciation and amortization was computed primarily using the straight-line method based on the estimated useful lives of the related assets: 30 years for buildings and 3 to 7 years for furniture, fixtures and computer equipment. Leasehold improvements were amortized using the straight-line method over the lesser of the initial term of the respective leases or the estimated useful lives of such assets.

(i)	Computer Software

Computer software included the fair value of software acquired in business combinations, purchased software and internally developed software. Purchased software was recorded at cost and amortized using the straight-line method over its estimated useful life. Software acquired in business combinations was recorded at its fair value and amortized using straight-line or accelerated methods over its estimated useful life, ranging from 5 years to 10 years.

Internal development costs for our client-facing software was accounted for in accordance with ASC Topic 985, Software, Subtopic 20, Costs of Software to Be Sold, Leased, or Otherwise Marketed (“ASC 985-20”). For computer software products to be sold, leased, or otherwise marketed (ASC 985-20), all costs incurred to establish the technological feasibility were research and development costs and were expensed as they were incurred. Costs incurred subsequent to establishing technological feasibility, such as programmers salaries and related payroll costs and costs of independent contractors, were capitalized and amortized on a product by product basis commencing on the date of general release to customers. We did not capitalize any costs once the product was available for general release to customers. Amortization expense was recorded using straight-line or accelerated methods over the estimated software life and generally range from 5 to 10 years. We also assessed the recorded value for impairment on a regular basis by comparing the carrying value to the estimated future cash flows to be generated by the underlying software asset.

Internal development costs for internal-use computer software products was accounted for in accordance with ASC Topic 350, Intangibles - Goodwill and Other (“ASC 350”), Subtopic 40, Internal-Use Software (“ASC 350-40”). Internal and external costs incurred during the preliminary project stage were expensed as they were incurred. Internal and external costs incurred during the application development stage were capitalized and amortized on a product by product basis commencing on the date the software was ready for its intended use. We did not capitalize any costs once the software was ready for its intended use. Amortization expense was recorded ratably over the software’s estimated useful live, generally ranging from 5 to 7 years.

(j)	Intangible Assets
We had intangible assets that consisted primarily of customer relationships and trademarks that were recorded in connection with acquisitions at their fair value based on the results of a valuation analysis. Customer relationships were amortized over their estimated useful lives using an accelerated method which took into consideration expected customer attrition rates over a period of up to 10 years. Certain trademarks determined to have indefinite lives were reviewed for impairment at least annually.

(k)	Goodwill
Goodwill represented the excess of cost over the fair value of identifiable assets acquired and liabilities assumed in business combinations. Goodwill was not amortized, and was tested for impairment annually, or more frequently if circumstances indicated potential impairment. We tested goodwill for impairment using a fair value approach at the reporting unit level. We had four reporting units that carried goodwill as of the balance sheet date — Technology, Data and Analytics, Origination Services, and Default Services. We measured for impairment on an annual basis during the fourth quarter using a September 30th measurement date. We did not record impairments to goodwill during the day ended January 1, 2014 or the year ended December 31, 2013.

(l)	Trade Accounts Payable
The carrying amounts reported in the consolidated balance sheets for trade accounts payable approximated their fair value because of their immediate or short-term maturities.

(m)	Loss Contingencies
ASC Topic 450, Contingencies ("ASC 450") required that we accrue for loss contingencies associated with outstanding litigation, claims and assessments, as well as unasserted claims, for which management determined it was probable that a loss contingency existed and the amount of loss could be reasonably estimated. We accrued estimated legal fees associated with loss contingencies for which we believed a loss was probable and could be reasonably estimated.

(n)	Restructuring Activities
We applied the provisions of ASC Topic 420, Exit or Disposal Cost Obligations ("ASC 420") and ASC Topic 712, Nonretirement Postemployment Benefits ("ASC 712") in the recording of severance costs. Severance costs accounted for under ASC 420 were recognized when management with the proper level of authority committed to a restructuring plan and communicated those actions to employees. Severance costs accounted for under ASC 712 were recognized when it was probable that employees were entitled to benefits and the amount could be reasonably estimated. At each reporting date, we evaluated our accruals for restructuring costs to ensure they were still appropriate.

(o)	Deferred Compensation Plan
We maintained a deferred compensation plan (the “Plan”) that was available to certain of our management level employees and directors. The Plan permitted participants to defer receipt of part of their current compensation. Participant benefits for the Plan were provided by a funded rabbi trust.
The compensation withheld from Plan participants, together with investment income on the Plan, was recorded as a deferred compensation obligation to participants and was included as a long-term liability in the accompanying consolidated balance sheets. The related plan assets were classified within other non-current assets in the accompanying consolidated balance sheets and were reported at market value. The deferred compensation liability totaled $22.7 million as of January 1, 2014 and December 31, 2013, and approximated the fair value of the corresponding asset.

(p)	Derivative Instruments
We accounted for derivative financial instruments in accordance with ASC Topic 815, Derivatives and Hedging (“ASC 815”). We engaged in hedging activities relating to our variable rate debt through the use of interest rate swaps. We designated these interest rate swaps as cash flow hedges. Gains and losses on cash flow hedges were included, to the extent they were effective, in Other comprehensive earnings, until the underlying transactions were recognized as gains or losses and included in our consolidated statements of earnings (loss).

(q)	Revenue Recognition

The following describes our primary types of revenues and our revenue recognition policies as they pertained to the types of contractual arrangements we entered into with our customers to provide services, software licenses, and software-related services either individually or as part of an integrated offering of multiple services. These arrangements occasionally included offerings from more than one segment to the same customer. The revenues associated with these multiple-element arrangements were recognized in accordance with the applicable revenue recognition accounting principles as further described below.

In our Technology, Data and Analytics segment, we recognize revenues relating to mortgage processing, outsourced business processing services, data and analytics services, along with software licensing and software-related services. In some cases, these services are offered in combination with one another, and in other cases we offer them individually. Revenues from processing services are typically volume-based depending on factors such as the number of accounts processed, transactions processed and computer resources utilized.

The majority of the revenues in our Technology, Data and Analytics segment were from outsourced data processing and application hosting, data, analytic and valuation related services, and outsourced business processing services. Revenue was realized or realizable and earned when all of the following criteria were met: (1) persuasive evidence of an arrangement existed; (2) delivery occurred or services had been rendered; (3) the seller’s price to the buyer was fixed or determinable; and (4) collectibility was reasonably assured. For hosting arrangements, revenues and costs related to implementation, conversion and programming services were deferred and subsequently recognized using the straight-line method over the term of the related services agreement. We evaluated these deferred contract costs for impairment in the event any indications of impairment existed.

In the event that our arrangements with our customers included more than one element, we determined whether the individual revenue elements could be recognized separately. In arrangements with multiple deliverables, the delivered items were considered separate units of accounting if (1) they had value on a standalone basis and (2) performance of the undelivered items was considered probable and within our control. Arrangement consideration was then allocated to the separate units of accounting based on relative selling price. If it existed, vendor-specific objective evidence was used to determine relative selling price, otherwise third-party evidence of selling price was used. If neither exists, the best estimate of selling price was used for the deliverable.

For multiple element software arrangements, we determined the appropriate units of accounting and how the arrangement consideration should be measured and allocated to the separate units. Initial license fees were recognized when a contract existed, the fee was fixed or determinable, software delivery occurred and collection of the receivable was deemed probable, provided that vendor-specific objective evidence (“VSOE”) had been established for each element or for any undelivered elements. We determined the fair value of each element or the undelivered elements in multi-element software arrangements based on VSOE. VSOE for each element was based on the price charged when the same element was sold separately, or in the case of post-contract customer support, when a stated renewal rate was provided to the customer. If evidence of fair value of all undelivered elements existed but evidence did not exist for one or more delivered elements, then revenue was recognized using the residual method. Under the residual method, the fair value of the undelivered elements was deferred and the remaining portion of the arrangement fee was recognized as revenue. If evidence of fair value did not exist for one or more undelivered elements of a contract, then all revenue was deferred until all elements were delivered or fair value was determined for all remaining undelivered elements. Revenue from post-contract customer support was recognized ratably over the term of the agreement. We recorded deferred revenue for all billings invoiced prior to revenue recognition.

In our Transaction Services segment, we recognized revenues relating to origination services and default services. Origination services primarily consisted of centralized title agency services for various types of lenders. Revenues related to origination services were typically recognized at the time of closing of the related real estate transaction. Ancillary service fees were recognized when the service was provided. Default services assisted customers through the default and foreclosure process, including property preservation and maintenance services (such as lock changes, window replacement, debris removal and lawn service), posting and publication of foreclosure and auction notices, title searches, document preparation and recording services, and referrals for legal and property brokerage services. Property data or data-related services principally included appraisal and valuation services, property records information, and flood zone information. Revenues derived from these services were recognized as the services were performed as described above.

(r)	Expenses
Operating expenses included all costs, excluding depreciation and amortization, incurred by us to produce revenues. Operating expenses included payroll, employee benefits, occupancy costs, data processing costs, program design and development costs, and professional services. Depreciation and amortization included amortization of software, deferred contract costs and intangible assets and depreciation of operating assets. Exit costs, impairments and other charges included certain lease exit charges, employee severance, stock compensation acceleration charges, impairments of long-lived assets, and other non-recurring charges.
General and administrative expenses, which were only included in our corporate segment within operating expenses, included payroll, employee benefits, occupancy and other costs associated with personnel employed in marketing, human resources and finance roles. General and administrative expenses also included depreciation of non-operating assets, professional and legal fees not related to matters determined to be probable and estimable, and costs of advertising and other marketing-related programs.

(s)	Stock-Based Compensation Plans
We accounted for stock-based compensation in accordance with ASC Topic 718, Compensation — Stock Compensation. Compensation cost on stock awards was measured based on the fair value of the award at the grant date. Compensation cost on stock options and restricted stock awards without a performance criteria were generally recognized on a straight-line vesting basis over the vesting period. Compensation cost on restricted stock awards with a performance criteria were generally recognized using a graded vesting basis over the vesting period.

(t)	Income Taxes
We recognized deferred income tax assets and liabilities for temporary differences between the financial reporting basis and the income tax basis of our assets and liabilities and expected benefits of utilizing tax net operating loss and credit carryforwards. Deferred income tax assets and liabilities were measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences were expected to be recovered or settled. A valuation allowance was established, if necessary, for the amount of any tax benefits that, based on available evidence, were not expected to be realized. The impact on deferred income taxes of changes in tax rates and laws, if any, was reflected in the consolidated financial statements in the period enacted.

(u)	Net Earnings Per Share and Equity
The basic weighted average shares and common stock equivalents were computed using the treasury stock method.

Options to purchase approximately 1.7 million shares of our common stock for the day ended January 1, 2014 and the year ended December 31, 2013, were not included in the computation of diluted earnings per share because they were antidilutive. In addition, as of January 1, 2014 and December 31, 2013, 1.6 million shares of restricted stock were not included in our weighted average shares outstanding due to vesting restrictions that contain forfeitable rights to dividends.

Our ability to repurchase shares of common stock or senior notes was subject to restrictions contained in our senior secured credit agreement and in the indenture governing our senior unsecured notes. On February 6, 2013, our Board of Directors approved an authorization to repurchase up to $100.0 million of our common stock, effective through June 30, 2014. As of January 1, 2014, we had not utilized any of the available repurchase authority and, pursuant to the Merger Agreement, we were prohibited from doing so without obtaining the prior written consent of FNF.

(v)	Recent Accounting Pronouncements

In July 2012, the FASB issued an amended standard, ASU No. 2012-02, Intangibles — Goodwill and Other (Topic 350): Testing Indefinite-Lived Intangible Assets for Impairment, to simplify how entities test indefinite-lived intangible assets for impairment, which improves consistency in impairment testing requirements among long-lived asset categories. The amended standard permits an assessment of qualitative factors to determine whether it is more likely than not (more than 50%) that the fair value of an indefinite-lived intangible asset is less than its carrying value. For assets in which this assessment concluded it was more likely than not that the fair value was more than its carrying value, the standard eliminated the requirement to perform quantitative impairment testing. The amended standard was effective for annual and interim impairment tests performed for fiscal years beginning after September 15, 2012, and early adoption was permitted. We adopted the amended standard on January 1, 2013, which did not have an impact on our consolidated financial position or results of operations, but did impact how we performed and evaluated our assessment.

In February 2013, the FASB issued ASU No. 2013-02, Reporting Amounts Reclassified out of Accumulated Other Comprehensive Income (Topic 220), which added new disclosure requirements for items reclassified out of accumulated other comprehensive income (AOCI). The ASU required an entity to disaggregate the total change of each component of other comprehensive earnings (loss) (OCE) and separately present reclassification adjustments and current period OCE. Under the ASU, both before-tax and net-of-tax presentations of the information are acceptable, as long as an entity presents the income tax benefit or expense attributed to each component of OCE in either the financial statement or the notes to the financial statements. The standard was effective for annual reporting periods beginning after December 15, 2012 and interim periods within those years. We adopted ASU No. 2013-02 on January 1, 2013, and presented the required changes discussed above in our consolidated statements of comprehensive earnings (loss).

(4)	Investments
Our title insurance subsidiary, National Title Insurance of New York, Inc. ("NTNY"), was statutorily required to maintain assets backing its reserves for settling losses on the policies it issues. These investments, which consisted of treasury bonds, municipal bonds, government agency bonds and corporate bonds, were classified as available for sale securities, and were included in the accompanying consolidated balance sheets at fair value within prepaid expenses and other current assets and other non-current assets. Any unrealized gains or losses on these investments were recognized in other comprehensive earnings (loss) until the investment maturity or sale date. Since we did not intend to sell and would more-likely-than-not maintain each debt security until its anticipated recovery, and no significant credit risk was deemed to exist, these investments were not considered other than temporarily impaired.
The carrying amount and fair value of our available for sale securities as of January 1, 2014 and December 31, 2013 are as follows (in millions):

	Adjusted Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
As of January 1, 2014	$77.0	$1.5	$(1.6)	$76.9
As of December 31, 2013	$77.0	$1.5	$(1.6)	$76.9

The following table summarizes the amortized cost and fair value of our investments, classified by stated maturity as of January 1, 2014 (in millions):

	Adjusted Cost	Fair Value
2014-2018	$27.3	$28.0
2019-2023	28.3	28.0
2024-2028	14.0	13.3
2029-2033	4.9	5.1
Thereafter	2.5	2.6
Total	$77.0	$77.0

(5)	Property and Equipment
Property and equipment as of January 1, 2014 and December 31, 2013 consisted of the following (in millions):

	January 1, 2014	December 31, 2013
Land	$4.9	$4.9
Buildings	81.3	81.3
Leasehold improvements	16.8	16.8
Computer equipment	196.2	196.2
Furniture, fixtures, and other equipment	36.7	36.7
Property and equipment	335.9	335.9
Accumulated depreciation and amortization	(216.1)	(216.1)
Property and equipment, net of depreciation and amortization	$119.8	$119.8

Depreciation and amortization expense on property and equipment related to continuing operations amounted to $33.8 million for the year ended December 31, 2013. No impairments were recognized during the day ended January 1, 2014 and the year ended December 31, 2013.

(6)	Computer Software
Computer software as of January 1, 2014 and December 31, 2013 consisted of the following (in millions):

	January 1, 2014	December 31, 2013
Software from business acquisitions	$85.2	$85.2
Capitalized software development costs	372.0	372.0
Purchased software	42.2	42.2
Computer software	499.4	499.4
Accumulated amortization	(247.2)	(247.2)
Computer software, net of accumulated amortization	$252.2	$252.2

Amortization expense on computer software related to continuing operations amounted to $50.8 million for the year ended December 31, 2013.

For the year ended December 31, 2013 we recorded $29.4 million of asset impairments in continuing operations related to computer software projects that were no longer recoverable, which are classified in exit costs, impairments and other charges in the accompanying consolidated statements of earnings (loss). Substantially all of the 2013 impairments were the result of an internal review of certain in-process development projects, the result of which was the termination of the underlying development efforts.

During 2013, of the $29.4 million in asset impairment charges included within continuing operations, $28.6 million and $0.8 million related to the Transaction Services and Corporate segments, respectively.

The fair value of each of the impaired assets or asset groups was determined under the income approach using Level 3 unobservable inputs of the fair value hierarchy by calculating the present value of the future cash flows associated with continuing to operate the business units.

(7)	Intangible Assets
Intangible assets as of January 1, 2014 and December 31, 2013 consisted of the following (in millions):

	January 1, 2014			December 31, 2013
	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Customer relationships	$251.2	$(242.4)	$8.8	$251.2	$(242.4)	$8.8
Customer contracts	40.6	(40.6)	—	40.6	(40.6)	—
Purchase data files	11.3	(4.9)	6.4	11.3	(4.9)	6.4
Other	7.8	(5.2)	2.6	7.8	(5.2)	2.6
Total Intangible Assets	$310.9	$(293.1)	$17.8	$310.9	$(293.1)	$17.8

Intangible assets, other than those with indefinite lives, are amortized over their estimated useful lives ranging from 5 to 10 years using accelerated methods. Amortization expense on intangible assets with definite lives related to continuing operations is included in depreciation and amortization in the accompanying consolidated statements of earnings (loss) and amounted to $6.8 million for the year ended December 31, 2013.
No impairments were recognized during the day ended January 1, 2014 and the year ended December 31, 2013.
Estimated amortization expense on intangible assets for the next five fiscal years was as follows (in millions):

2014	$3.9
2015	3.6
2016	2.9
2017	2.3
2018	1.8

(8)	Goodwill
Changes in goodwill during the day ended January 1, 2014 and the year ended December 31, 2013 are summarized as follows (in millions):

	Technology, Data and Analytics	Transaction Services	Total
Balance, December 31, 2012	$724.8	$384.5	$1,109.3
Increases to goodwill related to acquisitions	—	—	—
Decreases to goodwill related to disposals and impairments	—	—	—
Balance, December 31, 2013	724.8	384.5	1,109.3
Increases to goodwill related to acquisitions	—	—	—
Decreases to goodwill related to disposals and impairments	—	—	—
Balance, January 1, 2014	$724.8	$384.5	$1,109.3

(9)    Discontinued Operations

During the year ended December 31, 2012, we sold or disposed of certain non-core or underperforming business units including SoftPro, True Automation, Aptitude Solutions and Insurance Risk Management Services, all of which were previously included as part of the TD&A segment. Also during 2012, we sold our Tax Services business (other than our tax data services, which are now included in our TD&A segment) and discontinued our Asset Management Solutions business unit, both of which were previously included within the Transaction Services segment. No business units were discontinued during the day ended January 1, 2014 and the year ended December 31, 2013.

Each of these business units qualified as discontinued operations under ASC Topic 205-20, Presentation of Financial Statements- Discontinued Operations. Under that guidance, the results of operations of a component of an entity that either has been disposed of or is classified as held for sale shall be reported as discontinued operations if the entity will not have significant continuing involvement in the operations of the component after the disposal transaction and the operations and cash flows of the component have been (or will be) eliminated from the ongoing operations of the entity as a result of the disposal. The results of discontinued operations are presented net of tax, as a separate component in the consolidated statements of earnings (loss).

The table below illustrates the revenues, loss from operations and impairment charges related to discontinued operations for the day ended January 1, 2014, and the year ended December 31, 2013 (in millions):

	January 1,	December 31,
	2014	2013
Revenues	$—	$4.8
Pretax loss from discontinued operations	—	(3.6)
Income tax benefit (expense) on discontinued operations	—	1.2
Loss from discontinued operations, net of tax	$—	$(2.4)

The assets held for sale and related liabilities summarized below are included in the following captions of the accompanying consolidated balance sheets (in millions):

	January 1, 2014	December 31, 2013
Assets:
Trade receivables, net	$—	$—
Prepaid expenses and other current assets	—	—
Total assets held for sale	$—	$—
Liabilities:
Trade accounts payable, accrued salaries and benefits and other accrued liabilities	$3.0	$3.0
Other long-term liabilities	0.5	0.5
Total liabilities related to assets held for sale	$3.5	$3.5

(10)    Other Accrued Liabilities
Other accrued liabilities as of January 1, 2014 and December 31, 2013 consisted of the following (in millions):

	January 1, 2014	December 31, 2013
Other operating expense accruals	$48.0	$49.1
Title claims reserve	66.3	66.3
Recording and transfer tax liabilities	8.7	8.7
Interest accrual on debt and swap obligations	7.7	7.7
Total other accrued liabilities	$130.7	$131.8

(11)    Restructuring

During 2012, management committed to a restructuring plan (the "Fourth Quarter 2012 Restructuring Plan") in order to remove duplicate headcount, reduce future operating expenses, and improve operational performance and profitability. The total restructuring costs related to these efforts amounted to $2.1 million of employee termination costs.

The following table sets forth our accrued liabilities for our Fourth Quarter 2012 Restructuring Plan, as of and for the day ended January 1, 2014 and the year ended December 31, 2013 (in millions):

Fourth Quarter 2012 Restructuring Plan	Other Accrued Liabilities December 31, 2012	Cash Paid	Other Accrued Liabilities December 31, 2013	Cash Paid	Other Accrued Liabilities January 1, 2014
Ongoing termination arrangement	$1.1	(0.7)	$0.4	$—	$0.4

All payouts related to our Fourth Quarter 2012 Restructuring Plan were made by June 30, 2014.

(12)    Long-Term Debt
Long-term debt as of January 1, 2014 and December 31, 2013 consisted of the following (in millions):

	January 1, 2014	December 31, 2013
Term A Loan, secured, interest payable at LIBOR plus 2.00% (2.17% as of January 1, 2014) quarterly principal amortization, maturing August 2016	$468.1	$468.1
Revolving Loan, secured, interest payable at LIBOR plus 2.00% (Eurocurrency Borrowings) (2.17% as of January 1, 2014), Fed-funds plus 2.00% (Swingline borrowings) (2.08% as of January 1, 2014), or the highest of (a) Fed-funds plus 0.50%, (b) Prime or (c) LIBOR plus 1%, plus the Applicable Margin for Base Rate borrowings of 1.50% (Base Rate Borrowings) (2.08%, 4.75% or 2.67% respectively as of January 1, 2014), maturing August 2016. Total of $398.1 million unused (net of outstanding letters of credit) as of January 1, 2014	—	—
Senior unsecured notes, issued at par, interest payable semiannually at 5.75%, due October 2023	600.0	600.0
Total debt	1,068.1	1,068.1
Less current portion	60.2	60.2
Long-term debt, excluding current portion	$1,007.9	$1,007.9

Financing

On August 18, 2011, we entered into an Amended and Restated Credit Agreement (the "2011 Credit Agreement") with JPMorgan Chase Bank, N.A., as Administrative Agent, Swing Line Lender and Letters of Credit Issuer, and various other lenders who were parties to the 2011 Credit Agreement. On October 19, 2012, we entered into Amendment No. 1 (the “Amendment”) to the 2011 Credit Agreement, which (i) gave us additional flexibility under the 2011 Credit Agreement with respect to charges incurred for accruals for litigation and regulatory matters, and (ii) extended the period with respect to which mandatory prepayments using excess cash flow must be made to the fiscal year ending December 31, 2013.

The 2011 Credit Agreement consisted of: (i) a 5-year revolving credit facility in an aggregate principal amount outstanding at any time not to exceed $400 million (with a $25 million sub-facility for Letters of Credit); and (ii) a 5-year Term A Loan in an initial aggregate principal amount of $535 million. It also included a Term B Loan with a maturity date of August 14, 2018 in an initial aggregate principal amount of $250 million. However, on October 12, 2012, we used a portion of the proceeds from the 2023 Notes described below to prepay the Term B Loan in full.

The loans under the 2011 Credit Agreement bore interest at a floating rate, which was an applicable margin plus, at our option, either (a) the Eurodollar (LIBOR) rate or (b) the highest of (i) the prime rate, (ii) the federal funds rate plus 0.50% and (iii) the one Month LIBOR rate plus 1.00% (the highest of clauses (i), (ii) and (iii), the "Base rate"). The annual margin on the Term A Loan and the revolving credit facility until the first business day following delivery of the compliance certificate related to the first fiscal quarter ending following the closing and funding of the amended and restated facility was 2.25% in the case of LIBOR loans and 1.25% in the case of the Base rate loans, and after that time was a percentage determined in accordance with a leverage ratio-based pricing grid. As of January 1, 2014, we were paying an annual margin on the Term A Loan of 2.0%.

The 2011 Credit Agreement required us to repay the outstanding principal amount of the Term A Loan in quarterly installments of $6.7 million beginning on December 31, 2011. These quarterly installment payments increased to $13.4 million beginning on December 31, 2013 and then to $20.1 million beginning on December 31, 2014 through March 31, 2016. All remaining outstanding principal amounts of the Term A Loan were to be repaid at the applicable maturity dates.

In addition to scheduled principal payments, the Term A Loan was (with certain exceptions) subject to mandatory prepayment upon issuances of debt, casualty and condemnation events, and sales of assets, as well as from up to 50% of excess cash flow (as defined in the 2011 Credit Agreement) in excess of an agreed threshold commencing with the cash flow for the year ended

December 31, 2013. Voluntary prepayments of the loans were generally permitted at any time without fee upon proper notice and subject to a minimum dollar requirement. Commitment reductions of the revolving credit facility were also permitted at any time without fee upon proper notice. The revolving credit facility had no scheduled principal payments, but it was due and payable in full on August 18, 2016.

We were allowed to raise additional term loans and/or increase commitments under the revolving credit facility in an aggregate principal amount of up to $250.0 million (the “Incremental Facilities”). The Incremental Facilities were subject to restrictions on pricing and tenor of any new term loan, pro-forma compliance with financial covenants, a pro-forma leverage ratio not to exceed 2.00:1.00, and other usual and customary conditions.
The obligations under the 2011 Credit Agreement were fully and unconditionally guaranteed, jointly and severally, by certain of our domestic subsidiaries. Additionally, we and such subsidiary guarantors pledged substantially all of our respective assets as collateral security for the obligations under the Credit Agreement and our respective guarantees.
 The 2011 Credit Agreement contained customary affirmative, negative and financial covenants including, among other things, limits on the creation of liens, limits on the incurrence of indebtedness, restrictions on investments, dispositions and sale and leaseback transactions, limits on the payment of dividends and other restricted payments, a minimum interest coverage ratio and a maximum leverage ratio. Upon an event of default, the administrative agent could accelerate the maturity of the loan. Events of default included events customary for such an agreement, including failure to pay principal and interest in a timely manner, breach of covenants and a change of control of LPS. These events of default included a cross-default provision that permitted the lenders to declare the 2011 Credit Agreement in default if (i) we failed to make any payment after the applicable grace period under any indebtedness with a principal amount in excess of $70 million or (ii) we failed to perform any other term under any such indebtedness, as a result of which the holders thereof may cause it to become due and payable prior to its maturity.

Upon consummation of the Merger with FNF, the Term A Loan was fully repaid (see note 2 for further discussion).

Old Senior Notes

On July 2, 2008, we issued senior notes (the “2016 Notes”) in an initial aggregate principal amount of $375.0 million. The Notes were issued pursuant to an Indenture dated July 2, 2008 (the “Indenture”) among us, the guarantor parties thereto and U.S. Bank Corporate Trust Services, as Trustee. Subsequently, in October and November 2012, we used a portion of the proceeds from the 2023 Notes described below to accept for payment approximately $362.0 million aggregate principal amount of the 2016 Notes that were tendered in the tender offer described below.

Refinancing Transactions

On September 27, 2012, we announced our plans to offer $600 million in aggregate principal amount of Senior Notes and commenced a tender offer and consent solicitation for all of the 2016 Notes. On October 12, 2012, we closed the offering of $600 million aggregate principal amount (the "Offering") of 5.75% Senior Notes due 2023 (the “2023 Notes”). The 2023 Notes were registered under the Securities Act of 1933, as amended, carried an interest rate of 5.75% and were to mature on April 15, 2023. Interest was paid semi-annually on the 15th day of April and October beginning April 15, 2013. The 2023 Notes were our unsecured, unsubordinated obligations and were guaranteed on an unsecured basis by the same subsidiaries that guarantee our obligations under the 2011 Credit Agreement. The net proceeds of the Offering, along with cash on hand, were used to purchase and redeem $362.0 million aggregate principal amount of our 2016 Notes, to prepay in full the Term Loan B under the 2011 Credit Agreement and to pay fees and expenses in connection with these transactions.
As part of the tender offer, we solicited consents from the holders of the 2016 Notes for certain proposed amendments that would eliminate or modify certain covenants and events of default as well as other provisions contained in the Indenture. Adoption of the proposed amendments required consents from holders of at least a majority in aggregate principal amount outstanding of the 2016 Notes. On October 12, 2012, we announced that we had received the requisite consents to execute a supplemental indenture to implement the proposed amendments to the Indenture, and delivered notice that it had called for redemption all 2016 Notes that remained outstanding following completion of the tender offer at a price equal to 104.06% of their face amount, plus accrued and unpaid interest to, but not including, the date of redemption. Payment for the redemption of the remaining 2016 Notes was made on November 13, 2012 (with interest accruing on the 2016 Notes to November 11, 2012).
The 2023 Notes were issued pursuant to an Indenture dated as of October 12, 2012, among us, the subsidiary guarantors and U.S. Bank National Association, as trustee (the "Indenture"). At any time and from time to time, prior to October 15, 2015, we could redeem up to a maximum of 35% of the original aggregate principal amount of the 2023 Notes with the proceeds of one or more equity offerings, at a redemption price equal to 105.75% of the principal amount thereof, plus accrued and unpaid interest thereon, if any, to the redemption date (subject to the right of holders of record on the relevant record date to receive interest due on the relevant interest payment date). Prior to October 15, 2017, we could redeem some or all of the 2023 Notes by paying a “make-whole” premium based on U.S. Treasury rates. On or after October 15, 2017, we could redeem some or all of the 2023 Notes at the redemption prices described in the Indenture, plus accrued and unpaid interest. In addition, if a change of control occurred, we were required to offer to purchase all outstanding 2023 Notes at a price equal to 101% of the principal amount plus accrued and unpaid interest, if any, to the date of purchase (subject to the right of holders of record on the relevant record date to receive interest due on the relevant interest payment date).
The Indenture contained covenants that, among other things, limited our ability and the ability of certain of our subsidiaries (a) to incur or guarantee additional indebtedness or issue preferred stock, (b) to make certain restricted payments, including dividends or distributions on equity interests held by persons other than LPS or certain subsidiaries, as further described below, (c) to create or incur certain liens, (d) to engage in sale and leaseback transactions, (e) to create restrictions that would prevent or limit the ability of certain subsidiaries to (i) pay dividends or other distributions to us or certain other subsidiaries, (ii) repay any debt or make any loans or advances to us or certain other subsidiaries or (iii) transfer any property or assets to us or certain other subsidiaries, (f) to sell or dispose of assets of ours or any restricted subsidiary or enter into merger or consolidation transactions and (g) to engage in certain transactions with affiliates. These covenants were subject to a number of exceptions, limitations and qualifications in the Indenture.

We had no independent assets or operations and our subsidiaries' guarantees were full and unconditional and joint and several. There were no significant restrictions on the ability of LPS or any of the subsidiary guarantors to obtain funds from any of our subsidiaries other than National Title Insurance of New York, Inc. ("NTNY"), our title insurance underwriter subsidiary, by dividend or loan. NTNY was statutorily required to maintain investment assets backing its reserves for settling losses on the policies it issued, and its ability to pay dividends or make loans was limited by regulatory requirements. As of January 1, 2014 and December 31, 2013, NTNY had statutory capital and surplus of $51.8 million, and it had the statutory ability to pay dividends to us of up to $19.3 million, respectively. On January 3, 2014, NTNY was sold to Chicago Title Insurance Company, a wholly-owned subsidiary of FNF for $85.0 million.

The Indenture contained customary events of default, including failure of LPS (i) to pay principal and interest when due and payable and breach of certain other covenants and (ii) to make an offer to purchase and pay for 2023 Notes tendered as required by the Indenture. Events of default also included cross defaults, with respect to any other debt of ours or debt of certain subsidiaries having an outstanding principal amount of $80.0 million or more in the aggregate for all such debt, arising from (i) failure to make a principal payment when due and such defaulted payment was not made, waived or extended within the applicable grace period or (ii) the occurrence of an event which resulted in such debt being due and payable prior to its scheduled maturity. Upon the occurrence of an event of default (other than a bankruptcy default with respect to us or certain subsidiaries), the trustee or holders of at least 25% of the 2023 Notes then outstanding could accelerate the 2023 Notes by giving us appropriate notice. If, however, a bankruptcy default occurred with respect to us or certain subsidiaries, then the principal of and accrued interest on the 2023 Notes then outstanding would accelerate immediately without any declaration or other act on the part of the trustee or any holder.
In connection with these refinancing transactions, we paid fees of $25.7 million during the year ended December 31, 2012, including a call premium on our 2016 Notes of approximately $15.8 million. Of the $25.7 million of total fees paid, we capitalized approximately $9.7 million and expensed $16.0 million. We also recorded a write-off of the remaining debt issuance costs on our 2016 Notes of $1.5 million and on our Term B Loan of $6.4 million.
The amount of dividends we were able to declare and pay to its stockholders was restricted by certain covenants contained in the Indenture. Under the Indenture, we could not make certain restricted payments, including payments of dividends or distributions on our common stock, in excess of an amount generally equal to the sum of (i) 50% of consolidated net income generated since July 1, 2008, plus (ii) a $40 million annual exclusion, plus (iii) an additional aggregate $75 million exclusion over the life of the 2023 Notes. As a result of this restriction, as of January 1, 2014 and December 31, 2013, approximately $310 million of our consolidated retained earnings balance, which totaled $723.0 million and $762.0 million, respectively, was available for the payment of dividends. Our Credit Agreement also contained a limit on the payment of dividends, the amount of which was significantly in excess of the amount available under the Indenture. Under the terms of the Merger Agreement with FNF, as of January 1, 2014 we were prohibited from paying dividends other than our regular quarterly cash dividend of $0.10 per share without obtaining the prior written consent of FNF.

Fair Value of Long-Term Debt

The fair value of our long-term debt as of January 1, 2014 was estimated to be approximately 102% of the carrying value. We estimated the fair value of our debt using Level 2 Inputs, based on values of recent quoted market prices on our term loans and values of recent trades on our senior notes.

Interest Rate Swaps

On August 26, 2011, we entered into an interest rate swap to hedge forecasted monthly interest rate payments on $250 million of our floating rate debt ("the 2011 Interest Rate Swap"), in which the bank paid a variable rate equal to 1 Month LIBOR (equal to 0.17% as of January 1, 2014) and we paid a fixed rate of 1.265%. The effective date of the swap was August 31, 2011 and the maturity date was July 31, 2016. The 2011 Interest Rate Swap was terminated subsequent to payment of the Term A Loan on January 2, 2014. See note 2 for further discussion.

On August 4, 2010, we entered into an interest rate swap to hedge forecasted monthly interest rate payments on $75 million of our floating rate debt ("the 2010 Interest Rate Swap"), in which the bank paid a variable rate equal to 1 Month LIBOR (equal to 0.17% as of January 1, 2014) and we paid a fixed rate of 2.080%. The effective date of the swap was December 31, 2012 and it matured on December 31, 2013. No gain or loss was recognized in connection with the maturity.

We entered into interest rate swap transactions in order to convert a portion of our interest rate exposure on our floating rate debt from variable to fixed. We designated these interest rate swaps as cash flow hedges. A portion of the amount included in accumulated other comprehensive loss was reclassified into interest expense as a yield adjustment as interest payments were made on the Term Loan. The inputs used to determine the estimated fair value of our interest rate swaps are Level 2-type measurements. We considered our own credit risk when determining the fair value of our interest rate swaps.

Estimated fair values of interest rate swaps in the consolidated balance sheets were as follows (in millions):

Balance Sheet Account	January 1, 2014	December 31, 2013
Other accrued liabilities	$—	$—
Other long-term liabilities	$4.3	$4.3

A cumulative loss of $2.6 million was reflected in accumulated other comprehensive loss as of January 1, 2014 and December 31, 2013. A summary of the effect of derivative instruments on amounts recognized in other comprehensive earnings (loss) (“OCE”) and on the accompanying consolidated statements of earnings (loss) for the year ended December 31, 2013 was as follows (in millions):

	Amount of Loss Recognized in OCE on Derivatives	Amount of Loss Reclassified from Accumulated OCE into Interest Expense
Interest Rate Swap contract	2013	2013
Year ended December 31,	$0.1	$4.2

Approximately $1.4 million (net of tax) of the balance in accumulated other comprehensive loss as of January 1, 2014 was expected to be reclassified into interest expense over the next twelve months.

It was our policy to execute such instruments with credit-worthy banks and not to enter into derivative financial instruments for speculative purposes. As of January 1, 2014, we believed our interest rate swap counterparty would be able to fulfill its obligations under our agreements, and we believed we would have debt outstanding through the expiration date of the swap such that the occurrence of future hedge cash flows remained probable.

Principal Maturities of Debt
Principal maturities as of January 1, 2014 for the next five years and thereafter were as follows (in millions):

2014	$60.2
2015	80.2
2016	327.7
2017	—
2018	—
Thereafter	600.0
Total	$1,068.1

See Acquisition by FNF, note 2, for changes to long-term debt subsequent to year-end.

(13)	Commitments and Contingencies

We were involved in various pending and threatened litigation and regulatory matters related to our operations, some of which included claims for punitive or exemplary damages. Our ordinary course litigation included purported class action lawsuits, which made allegations related to various aspects of our operations. From time to time, we also received requests for information from various state and federal regulatory authorities, some of which took the form of civil investigative demands or subpoenas. Some of these regulatory inquiries could result in the assessment of fines for violations of regulations or settlements with such authorities requiring a variety of remedies. We believed that no actions, other than those matters discussed below, departed from customary litigation or regulatory inquiries incidental to our business.

In accordance with applicable accounting guidance, we established accruals for litigation and regulatory matters when those matters presented loss contingencies that were both probable and reasonably estimable. Our accrual for legal and regulatory matters totaled $99.3 million as of January 1, 2014 and December 31, 2013, respectively. The accrual, which was adjusted to reflect changes in the estimated costs and payments made to resolve certain of the matters described below, represented management's best estimate of future costs of settlement, damages and associated legal and professional fees with respect to matters that remained pending and assumed no third party recoveries. For the reasons described below, we were unable to estimate a range of loss for pending matters in excess of the amount accrued or for any potential losses related to any other reasonably possible claims. We continually evaluated the accrual for legal and regulatory matters as those matters progressed.

Set forth below were descriptions of our material pending legal and regulatory proceedings. As background to the disclosure below, please note the following:

•	These matters raised difficult and complicated factual and legal issues and were subject to many uncertainties and complexities.

•
In the litigation matters, plaintiffs sought a variety of remedies including equitable relief in the form of injunctive and other remedies and monetary relief in the form of compensatory damages. In some cases, the monetary damages sought included punitive or treble damages. Unless otherwise specified, none of the cases described below included a specific statement as to the dollar amount of damages demanded. Instead, each of the cases included a demand in an amount to be proved at trial. Regulatory authorities also could seek a variety of remedies and in general did not make specific demands during the course of an investigation or inquiry.

Based on our current knowledge, we believed that the outcome of all pending or threatened legal and regulatory matters, including those described below, would not have a material adverse impact on our business operations, consolidated financial condition or liquidity. However, it was difficult to predict the final outcome of these matters due, among other things, to the early stage of certain of these matters and the factors described above. As a result, there could be no assurance that we would not incur costs and expenses in the future in excess of the amount of our current accrual that would be material, including but not limited to settlements, damages, fines or penalties and legal costs, or be subject to other remedies, as a result of the matters described below or other legal or regulatory matters. Therefore, it was reasonably possible that the accrual for legal and regulatory matters could change and that the change could be material to our consolidated financial statements.

Litigation Matters

Securities Fraud Litigation

On December 1, 2010, a consolidated securities disclosure class action lawsuit entitled St. Clair Shores General Employees’ Retirement System v. Lender Processing Services, Inc., et al was filed against the Company and certain of its former officers and directors in the United States District Court for the Middle District of Florida. On January 28, 2013, the Company entered into a Stipulation and Agreement of Settlement (the “Settlement Agreement”) resolving all claims asserted in the action. In connection with the settlement, the Company agreed to pay the affected class of plaintiffs approximately $13.1 million. The settlement was approved by the United States District Court for the Middle District of Florida on March 4, 2014.
On August 9, 2013, a lawsuit entitled Maverick Fund, L.D.C. et al v. Lender Processing Services, Inc. was filed against the Company in the United States District Court for the Southern District of New York. The plaintiffs are a family of investment funds that opted out of the St. Claire Shores settlement and brought a separate lawsuit based on materially similar allegations. On December 20, 2013, the court granted defendant’s motion to transfer venue in the case to the United States District Court for the Middle District of Florida. The plaintiffs filed an Amended Complaint in that court on February 11, 2014 and we filed a Motion to Dismiss on March 17, 2014, which was granted without prejudice. Additional Briefs were filed during the fourth quarter of 2014. We intend to vigorously defend this matter.

Shareholder Derivative Litigation

On January 21, 2011, a shareholder derivative lawsuit entitled Michael Wheatley, Derivatively on Behalf of Lender Processing Services, Inc. v. Jeffrey S. Carbiener, et al., was filed against us and certain of our current and former officers and directors in the Circuit Court of the 4th Judicial Circuit in and for Duval County, Florida (the “Florida Circuit Court”). The complaint was filed by a shareholder of ours, and seeks damages for alleged breaches of fiduciary duties and alleged mismanagement. The complaint alleges, among other things, that we failed to implement sufficient internal controls to prevent fraudulent activity in connection with our default management services; that we, in public filings and other statements, failed to disclose material information, including information regarding our exposure to legal claims concerning allegedly improper foreclosure activity; and that we had an improper relationship with certain attorneys who provided services to our clients. The complaint seeks an unspecified amount of damages, as well as other forms of relief. The parties agreed to a voluntary stay in this matter. On February 12, 2013, a shareholder derivative lawsuit entitled Steven Hill, Derivatively on Behalf of Lender Processing Services, Inc. v. Lee A. Kennedy, et al., was filed against us and certain of our current and former officers and directors in the Court of Chancery of the State of Delaware. The complaint was filed by a shareholder of ours, and alleges breaches of fiduciary duties based on the same alleged conduct as in the Wheatley case, as well as other allegations related to our handling of foreclosure documentation and use of an attorney network. On September 27, 2013, the Hill case was voluntarily dismissed without prejudice. On May 31, 2013, the Wheatley case was amended as described below.

Merger Litigation

On May 31, 2013, the plaintiff in Wheatley amended its complaint to further allege that our directors breached their fiduciary duties of care and loyalty to our shareholders by voting in favor of the Merger. The new claims alleged that our directors breached their fiduciary obligations by (i) failing to adequately value LPS, (ii) preventing a competitive bidding process for us, and (iii) ignoring conflicts of interest stemming from the directors' interrelationships or connections with the Proposed Merger. The complaint also alleged that FNF and Thomas H. Lee Partners LP aided and abetted the directors' breach of their fiduciary obligations. The new counts in the Wheatley complaint sought to preliminarily and permanently enjoin the parties from proceeding with and consummating the Proposed Merger or, in the event the Proposed Merger is consummated, to rescind or set it aside and/or award the plaintiff class an unspecified amount of rescissory or compensatory damages. On June 3, 2013, an individual plaintiff, on behalf of herself and other similarly situated plaintiffs, filed a complaint titled Pruitt v. Lender Processing Services, et al, in the Court of Chancery of the State of Delaware against us, our directors, FNF and Merger Subsidiary alleging that our directors breached their fiduciary duties in connection with the Proposed Merger based on the same conduct alleged in the new counts of the Wheatley case. Pruitt also alleged that we, FNF and Merger Subsidiary aided and abetted such misconduct. On June 4, 2013, the Orlando Police Pension Fund, on behalf of itself and other similarly situated plaintiffs, filed a complaint in the Circuit Court of the Fourth Judicial Circuit in and for Duval County, Florida against us, our directors, FNF and Merger Subsidiary. The Orlando Police Pension Fund v. Lender Processing Services, Inc. case alleged that our directors engaged in conduct similar to that alleged in Pruitt, and thereby breached their fiduciary duties in connection with the Proposed Merger. The complaint also alleged that we, FNF and Merger Subsidiary aided and abetted such misconduct. The complaint in each of Pruitt and Orlando Police Pension Fund sought to preliminarily and permanently enjoin the parties from proceeding with and consummating the Proposed Merger or, in the event the Merger is consummated, to rescind or set it aside and/or award the plaintiff class an unspecified amount of rescissory or compensatory damages. On August 26, 2013, the Wheatley case and the Orlando Police Pension Fund case were consolidated. On September 23, 2013, a second amended complaint was filed in this consolidated action. On September 27, 2013, the Pruitt case was voluntarily dismissed without prejudice. On December 12, 2013, we entered into a memorandum of understanding (“MOU”) with the plaintiff in Wheatley, providing for the settlement of all claims relating to the Proposed Merger, subject to approval of the Florida Circuit Court. Pursuant to the settlement, we agreed to and did make certain supplemental disclosures with the Securities and Exchange Commission on Form 8-K, and agreed to pay attorneys’ fees to plaintiffs’ counsel if and to the extent awarded by the Florida Circuit Court. The settlement did not provide for the payment of any financial consideration to the plaintiffs or other members of the class. The settlement provided for the dismissal, with prejudice of all claims related to the Proposed Merger, and the release by all class members of all such claims against all defendants and any of their present or former affiliates, directors, officers or employees. The MOU expressly provided that the claims to be released pursuant to the settlement did not include any claims or demands that had been or could have been asserted by or on behalf of us relating to conduct that was the subject of the derivative claims that were asserted in the Wheatley and Hill matters. If and to the extent that any derivative claims remain or are reasserted following the settlement, we intend to vigorously defend those claims.

Washington Mutual Receivership Proceedings

The Federal Deposit Insurance Corporation (“FDIC”), in its capacity as Receiver for Washington Mutual Bank (“WAMU”), filed a complaint against us and certain of our subsidiaries on May 9, 2011 in the U.S. District Court for the Central District of California to recover alleged losses of approximately $154.5 million. On February 12, 2014, we entered into a Settlement and Release Agreement with the FDIC resolving the outstanding claims made by the FDIC for $30.0 million.

Regulatory Matters

Nevada Attorney General

On December 15, 2011, the Nevada Attorney General filed a civil complaint in the District Court for Clark County alleging that certain document execution practices and administrative services provided to attorneys violated the Nevada Deceptive Trade Practices Act. The complaint sought an unspecified amount of damages. On February 14, 2014, we entered into a Settlement Agreement and Mutual Release with the State of Nevada. Pursuant to the settlement, we received a release of claims the attorney general could make with respect to the subject conduct, agreed to continue strengthening our ongoing compliance, oversight and remediation efforts, and paid an aggregate amount, inclusive of reimbursement of attorney fees and costs, of approximately $6.1 million.

Consent Order

Following a review by the Board of Governors of the Federal Reserve System, the Federal Deposit Insurance Corporation, the Office of the Comptroller of the Currency and the Office of Thrift Supervision (collectively, the “banking agencies”), we entered into a consent order (the “Order”) dated April 13, 2011 with the banking agencies. The banking agencies' review of our services included the services provided by our default operations to mortgage servicers regulated by the banking agencies, including document execution services. The Order did not make any findings of fact or conclusions of wrongdoing, nor did we admit any fault or liability. Under the Order, we agreed to further study the issues identified in the review and to enhance our compliance, internal audit, risk management and board oversight plans with respect to those businesses. We also agreed to engage an independent third party to conduct a risk assessment and review of our default management businesses and the document execution services we provided to mortgage servicers from January 1, 2008 through December 31, 2010.

The document execution review by the independent third party has been on indefinite hold since June 30, 2013 while the banking agencies consider what, if any, additional review work they would like the independent third party to undertake. Accordingly, the document execution review has taken, and likely will continue to take, longer to complete than we previously anticipated. To the extent such review, once completed, requires additional remediation of mortgage documents or identifies any financial injury from the document execution services we provided, we agreed to implement an appropriate plan to address the issues. The Order contains various deadlines by which we agreed to accomplish the undertakings set forth therein, including the preparation of a remediation plan following the completion of the document execution review. We also agreed to make periodic reports to the banking agencies on our progress with respect to each of the undertakings in the Order. The Order does not include any fine or other monetary penalty, although the banking agencies have not yet concluded their assessment of whether any civil monetary penalties may be imposed.

California Escrow Review
As part of its regular review of title agents, the California Department of Insurance (the “Department”) conducted an audit of one of our subsidiaries’ escrow rate application. On March 26, 2013, our subsidiary was notified of discrepancies between rates filed by the subsidiary and the rates charged to its customers. Subsequent to January 1, 2014, an agreement was reached with the Department to refund certain amounts to customers. The impact of the agreement was not considered material to the financial condition of the Company as of January 1, 2014.

Leases
We leased certain of our property under leases that expire at various dates. Several of these agreements included escalation clauses and provided for purchases and renewal options for periods ranging from one to five years.
Future minimum operating lease payments for leases with initial or remaining terms greater than one year for each of the next five years and thereafter were as follows (in millions):

2014	$16.2
2015	10.5
2016	5.9
2017	5.3
2018	2.8
Thereafter	3.3
Total	$44.0

Rent expense incurred pertaining to continuing operations under all operating leases during the year ended December 31, 2013 was $21.8 million.
Data Processing and Maintenance Services Agreements
We had various data processing and maintenance services agreements with vendors, which expire through 2016, for portions of our computer data processing operations and related functions. Our estimated aggregate contractual obligation remaining under these agreements was approximately $52.6 million as of January 1, 2014. However, this amount could be more or less depending on various factors such as the inflation rate, the introduction of significant new technologies, or changes in our data processing needs.
Indemnifications and Warranties
We often indemnified our customers against damages and costs resulting from claims of patent, copyright, or trademark infringement associated with use of our software through software licensing agreements. Historically, we have not made any payments under such indemnifications, but continued to monitor the conditions that were subject to the indemnifications to identify whether a loss occurred that was both probable and estimable that would require recognition. In addition, we warranted to customers that our software operates substantially in accordance with the software specifications. Historically, no costs were incurred related to software warranties and none are expected in the future, and as such no accruals for warranty costs have been made.

Off-Balance Sheet Arrangements

We do not have any material off-balance sheet arrangements other than operating leases and the escrow arrangements described below.

Escrow Arrangements

In conducting our title agency and closing services, we routinely held customers' assets in escrow accounts, pending completion of real estate related transactions. Certain of these amounts were maintained in segregated accounts, and these amounts have not been included in the accompanying consolidated balance sheets. As an incentive for holding deposits at certain banks, we periodically had programs for realizing economic benefits through favorable arrangements with these banks. As of January 1, 2014, the aggregate value of all amounts held in escrow in our title agency and closing services operations totaled $91.2 million.

(14)	Employee Benefit Plans

Stock Purchase Plan

Our employees participated in the LPS Employee Stock Purchase Plan (the “ESPP”). Under the terms of the ESPP and subsequent amendments, eligible employees could voluntarily purchase, at current market prices, shares of common stock through payroll deductions. We registered 10 million shares for issuance under the ESPP. Pursuant to the ESPP, employees could contribute an amount between 3% and 15% of their base salary and certain commissions. Shares purchased were allocated to employees, based upon their contributions. We contributed varying matching amounts as specified in the ESPP. In April 2013, our matching contribution was suspended. We recorded expenses of $3.6 million for the year ended December 31, 2013, relating to the participation of our employees in the ESPP.

401(k) Profit Sharing Plan

Our employees participated in a qualified 401(k) plan sponsored by LPS. Under the terms of the plan and subsequent amendments, eligible employees could contribute up to 40% of their pretax annual compensation, which was the amount allowed pursuant to the Internal Revenue Code. We generally matched 50% of each dollar of employee contribution up to 6% of the employee’s total eligible compensation. In April 2013, our matching contribution was suspended. We recorded expenses of $3.6 million for the year ended December 31, 2013, relating to the participation of our employees in the 401(k) plan.

Stock Option Plans
Prior to spin-off
At the time of the spin-off, all options and awards held by our employees were issuable in the common stock of FIS. On July 2, 2008, in connection with the spin-off, all FIS options and FIS restricted stock awards held by our employees prior to the spin-off were converted into options and awards issuable in our common stock, authorized by our new stock option plan. The exercise price and number of shares subject to each FIS option and FIS restricted stock award were adjusted to reflect the differences in FIS’s and our common stock prices, which resulted in an equal fair value of the options before and after the exchange. Therefore, no compensation charge was recorded in connection with the conversion. Since July 2, 2008, all options and awards held by our employees were issuable in LPS common stock.
Post spin-off
Our employees participated in our 2008 Omnibus Incentive Plan (the “Plan”). Under the Plan, we could grant up to 14.0 million share-based awards to officers, directors and key employees. As of January 1, 2014, 6.5 million share-based awards were available for future grant under the Plan. Awards of restricted stock and shares issued as a result of exercises of stock options were issued from treasury shares. Expired and forfeited awards were available for re-issuance. Vesting and exercise of share-based awards were generally contingent on continued employment. Under the Plan, options and restricted stock awards had a maximum contractual term of 7 years.
We recognized compensation expense on a straight-line or graded vesting basis over the vesting period of share-based awards. We recorded stock compensation expense of $27.6 million during 2013.
As of January 1, 2014, we had $24.1 million of unrecognized compensation cost related to share-based payments.
Subsequent to year-end, as part of the Merger with FNF, all of our outstanding equity awards were accelerated and vested and subsequently converted to a mix of FNF common stock and cash in accordance with the Merger Agreement. This resulted in an acceleration of our remaining unrecognized stock compensation cost, which was recorded in January 2014. See Acquisition by FNF, note 2.

Options
The following table summarizes stock option activity under the Plan:

	Number of Shares	Weighted Average Exercise Price
Outstanding as of December 31, 2012	7.2	28.80
Granted	—	—
Exercised (1)	(2.7)	26.62
Cancelled	(1.3)	31.82
Outstanding as of December 31, 2013 (2)	3.2	$29.37
_______________________________________

(1)	The total intrinsic value of stock options exercised during the year ended December 31, 2013 was $23.1 million.

(2)	No activity occurred during the day ended January 1, 2014. As a result, the ending amounts outstanding as of January 1, 2014 were equal to the ending amounts as of December 31, 2013.
We measured the fair value of the awards at the date of grant using a Black-Scholes option pricing model with various assumptions. The risk-free interest rate was based on the rate in effect for the expected term of the option at the grant date. The dividend yield was based on historical dividends. The volatility assumptions were based on a blend of our historical volatility and the historical volatilities of comparable publicly traded companies using daily closing prices for the historical period commensurate with the expected term of the option. The expected life of the options was determined based on the Securities and Exchange Commission’s simplified method for companies without sufficient historical data to support a specific average expected option life.
No options were awarded during the day ended January 1, 2014 and the year ended December 31, 2013.
The following table summarizes stock options held by our employees that were outstanding and those that were exercisable as of January 1, 2014:

	Options Outstanding				Options Exercisable
Range of Exercise Prices	Number of Options	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Intrinsic Value at January 1, 2014	Number of Options	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Intrinsic Value at January 1, 2014
13.67-23.66	328,072	4.57	$14.37	$7,549,680	43,765	3.33	$14.22	$1,013,386
23.67-28.35	756,729	5.38	23.67	10,374,755	118,476	5.38	23.67	1,624,306
28.36-31.95	601,746	3.97	28.42	5,391,393	285,639	3.25	28.37	2,574,854
31.96-35.17	393,932	1.64	34.56	1,109,848	391,332	1.62	34.58	1,095,730
35.18-42.74	1,084,610	1.69	36.54	911,321	1,084,610	1.69	36.54	911,321
13.67-42.74	3,165,089	3.30	$29.37	$25,336,997	1,923,822	2.17	$33.63	$7,219,597
Restricted Stock

During the year ended December 31, 2013 we granted approximately 0.9 million shares of restricted stock with a weighted average grant date fair value of $26.92. Almost all of these restricted shares were subject to both a service and performance-based vesting condition. If the performance objective was not achieved, the restricted stock was subject to automatic forfeiture to us for no consideration. Dividends on the unvested restricted stock were accrued until the vest date, at which time the dividends were paid in full to the participants. Additionally, all of our executive officers who were granted restricted stock in 2013 were required to hold a portion of their vested shares for a period of six months following the vesting of each tranche. No grants were awarded during the day ended January 1, 2014.

The following table summarizes restricted stock activity for the day ended January 1, 2014, and the year ended December 31, 2013:

	Restricted Shares	Weighted Average Grant Date Fair Value
Outstanding as of December 31, 2012	1.3	24.19
Granted	0.9	26.92
Vested	(0.6)	24.86
Cancelled	(0.1)	26.31
Outstanding as of December 31, 2013 and January 1, 2014 (1)	1.5	$25.40
_______________________________________

(1)	No activity occurred during the day ended January 1, 2014. As a result, the ending amounts outstanding as of January 1, 2014 were equal to the ending amounts as of December 31, 2013.

(15)	Income Taxes

Income tax (benefit) expense attributable to continuing operations for the day ended January 1, 2014, and the year ended December 31, 2013 consisted of the following (in millions):

	January 1,	December 31,
	2014	2013
Current provision:
Federal	$(11.1)	$(20.6)
State	—	(1.0)
Total current provision	(11.1)	(21.6)
Deferred provision:
Federal	—	70.1
State	—	5.6
Total deferred provision	—	75.7
Total (benefit) provision for income taxes	$(11.1)	$54.1

A reconciliation of the federal statutory income tax rate to our effective income tax rate for the day ended January 1, 2014, and the year ended December 31, 2013 is as follows:

	January 1,	December 31,
	2014	2013
Federal statutory income tax rate	35.0%	35.0%
State income taxes, net of federal benefit	—	3.0
Legal and regulatory accrual	—	0.2
Non cash stock option forfeitures	—	1.2
Domestic production deduction	—	(0.4)
Research and development credit	—	(4.1)
Transaction costs	(12.8)	—
Other	—	(0.9)
Effective income tax rate	22.2%	34.0%

The significant components of deferred income tax assets and liabilities as of January 1, 2014 and December 31, 2013 consisted of the following (in millions):

	January 1, 2014	December 31, 2013
Deferred income tax assets:
Accruals and reserves	$49.0	$49.0
Employee benefit accruals	30.5	30.5
Deferred revenue	30.1	30.1
Allowance for doubtful accounts	15.2	15.2
Net operating losses	8.6	8.6
Investments	1.7	1.7
Total gross deferred income tax assets	135.1	135.1
Less: valuation allowance	—	—
Total deferred income tax assets	135.1	135.1
Deferred income tax liabilities:
Amortization of goodwill and intangible assets	(225.4)	(225.4)
Depreciation	(15.1)	(15.1)
Deferred contract costs	(18.2)	(18.2)
State taxes	(0.4)	(0.4)
Total deferred income tax liabilities	(259.1)	(259.1)
Net deferred income tax liabilities	$(124.0)	$(124.0)

Deferred income taxes were classified in the consolidated balance sheets as of January 1, 2014 and December 31, 2013 as follows (in millions):

	January 1, 2014	December 31, 2013
Current assets	$102.1	$102.1
Non-current liabilities	(226.1)	(226.1)
Net deferred income tax liabilities	$(124.0)	$(124.0)

Management believed that based on its historical pattern of taxable income, projections of future taxable income, tax planning strategies and other relevant evidence, we would produce sufficient taxable income in the future to realize our deferred income tax assets. A valuation allowance was established for any portion of a deferred income tax asset if management believed it was more likely than not that we would not be able to realize all or a portion of a deferred income tax asset.
We incurred a current tax loss for the day ended January 1, 2014 due primarily to tax deductible transaction costs related to the Acquisition of LPS by FNF.
We incurred a current tax loss for the 2013 year due primarily to the payments for certain settlements and legal expenses that were accrued in prior years for financial reporting purposes and stock options expense. We had capacity to carryback the loss to a prior tax year and fully utilize the loss.
We had federal net operating loss carryforwards as of January 1, 2014 and December 31, 2013, which resulted in deferred tax assets of $8.6 million as of January 1, 2014 and December 31, 2013. These net operating losses expire between 2027 and 2029. We fully anticipated utilizing these losses prior to expiration and thus, no valuation allowance was established.
We were a participant in the Internal Revenue Service's Compliance Assurance Process (CAP), which was a real time audit of the income tax returns and other tax related matters. The IRS completed its review for all tax years through 2012 which resulted in no material adverse changes to any member of the LPS consolidated group. The IRS is currently reviewing the 2013 tax year and management believes the ultimate resolution of the examination will not result in a material adverse effect to our financial position or results of operations. Substantially all of the state income tax audits have been concluded through the 2008 tax year.
We provided for United States income taxes on earnings of foreign subsidiaries unless they were considered permanently reinvested outside the United States.

In January 2013, the American Taxpayer Relief Act of 2012 was signed into law which retroactively extended the research credit through the 2013 tax year. The impact of changes in the law were recorded in the period in which the laws are enacted. A $3.4 million impact of the 2012 law change regarding the research credit was reflected in the 2013 income tax provision.
Reserves for uncertain tax positions were computed by determining a minimum recognition threshold a tax position was required to meet before being recognized in the financial statements. ASC 740-10 provides guidance on measurement and classification of amounts relating to uncertain tax positions, accounting for interest and penalties, and disclosures. Our policy was to recognize interest and penalties related to unrecognized tax benefits as a component of income tax expense.

The following table reconciles the gross amounts of unrecognized tax benefits at the beginning and end of the current period (in millions):

Gross Amount
Amount of unrecognized tax benefit as of December 31, 2012	$1.0
Increases as a result of tax positions taken in 2013	—
Increases as a result of tax positions taken in a prior period	—
Amount of unrecognized tax benefit as of December 31, 2013 and January 1, 2014	$1.0

(16)	Concentration of Risk
We generated a significant amount of revenue from large customers, including one customer that accounted for 20.0% and 21.2% of total revenue and another customer that accounted for 11.4% of total revenue, in the year ended December 31, 2013.
Financial instruments that potentially subject us to concentrations of credit risk consisted primarily of cash equivalents and trade receivables.

(17)	Segment Information

Summarized financial information concerning our segments is shown in the following tables.

As of and for the day ended January 1, 2014 (in millions):

	Technology, Data and Analytics	Transaction Services	Corporate and Other	Total
Revenues	$—	$—	$—	$—
Operating expenses (1)	—	—	—	—
Depreciation and amortization	—	—	—	—
Legal and regulatory charges	—	—	—	—
Exit costs, impairments and other charges	—	—	50.1	50.1
Operating income (loss)	—	—	(50.1)	(50.1)
Total other income (expense)	—	—	—	—
Earnings (loss) from continuing operations before income tax	—	—	(50.1)	(50.1)
Income tax provision (benefit)	—	—	(11.1)	(11.1)
Earnings (loss) from continuing operations	$—	$—	$(39.0)	$(39.0)
Capital expenditures (2)	$—	$—	$—	$—
Total assets (3)	$1,314.2	$669.3	$463.1	$2,446.6
Goodwill (3)	$724.8	$384.5	$—	$1,109.3

As of and for the year ended December 31, 2013 (in millions):

	Technology, Data and Analytics	Transaction Services	Corporate and Other	Total
Revenues	$757.2	$965.9	$0.4	$1,723.5
Operating expenses (1)	456.4	788.5	40.2	1,285.1
Depreciation and amortization	83.2	18.7	3.5	105.4
Legal and regulatory charges	—	1.8	72.6	74.4
Exit costs, impairments and other charges	0.7	33.9	14.8	49.4
Operating income (loss)	216.9	123.0	(130.7)	209.2
Total other income (expense)	1.9	3.3	(55.2)	(50.0)
Earnings (loss) from continuing operations before income tax	218.8	126.3	(185.9)	159.2
Income tax provision (benefit)	75.5	43.6	(65.0)	54.1
Earnings (loss) from continuing operations	$143.3	$82.7	$(120.9)	$105.1
Capital expenditures (2)	$96.6	$15.4	$1.8	$113.8
Total assets (3)	$1,314.2	$669.3	$503.2	$2,486.7
Goodwill (3)	$724.8	$384.5	$—	$1,109.3
_______________________________________
(1) Operating expenses within the "Corporate and Other" segment were attributable to unallocated general and administrative expenses.
(2) Excluded the impact of discontinued operations.
(3) Included the impact of discontinued operations.

(18)	Subsequent Events
We considered events or transactions that occurred after the date of the consolidated balance sheets, but before the financial statements were issued, to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through March 27, 2015, the date on which the consolidated financial statements were issued. On January 2, 2014, the Merger with FNF was completed. See note 2, Acquisition by FNF, for a summary of this transaction. There were no subsequent events other than those described elsewhere in the notes to consolidated financial statements herein.